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                             September 20, 2023

       Mark D. Walker
       Chairman and Chief Executive Officer
       Direct Digital Holdings, Inc.
       1177 West Loop South
       Suite 1310
       Houston, TX 77207

                                                        Re: Direct Digital
Holdings, Inc.
                                                            Schedule
TO-I/A/Schedule 13E-3 filed September 14, 2023
                                                            File No. 005-93602

       Dear Mark D. Walker:

              We have reviewed your September 14, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       Unless we note otherwise, our references to prior comments are to comments in our September
       5, 2023 letter.

       Schedule TO-I/A/Schedule 13E-3

       Section 7. Information Concerning Direct Digital Holdings, Inc., page 21

   1. In circumstances where the registrant elects to incorporate by reference the information required by Item
1010(a) and (b) of Regulation M-A, all of the summarized financial information required by
Item 1010(c) must be disclosed in the document furnished to
                                                        security holders. See
Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to telephone
interpretation I.H.7 in the July 2001 supplement to our    Manual of Publicly
                                                        Available Telephone
Interpretations    that is available on the Commission   s website at
                                                        http://www.sec.gov for
guidance on complying with a similar instruction in the context of a tender offer. Please
revise the disclosure to include the information required by Item
                                                        1010(c)(1), (2) and
(3).
 Mark D. Walker
Direct Digital Holdings, Inc.
September 20, 2023
Page 2

       Please direct any questions to Perry Hindin at 202-551-3444.



                                                          Sincerely,
FirstName LastNameMark D. Walker
                                                          Division of
Corporation Finance
Comapany NameDirect Digital Holdings, Inc.
                                                          Office of Mergers &
Acquisitions
September 20, 2023 Page 2
cc:       Andrew J. Terjesen
FirstName LastName